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2. ENDORSEMENT

ENDORSEMENT - ONE YEAR GUARANTEED ACCOUNT

The contract is amended as follows:

1. The One Year Guaranteed Account provision of the Fixed Account Provisions
   Section is replaced with the following:

ONE YEAR GUARANTEED ACCOUNT. For each amount allocated to the One Year Guaranteed Account, interest will be credited at an effective annual rate declared by Penn Mutual. The declared rate will apply through the end of the twelve month period which begins on the first day of the calendar month in which the allocation is made. Thereafter, interest will be credited on such amount for successive twelve month periods at the declared effective annual rate then applicable to new allocations to the account made as of the beginning of each such period.

For the first seven contract years Penn Mutual will declare an effective annual interest rate under the One Year Guaranteed Account which is not less than an average of the 3 month and 2 Year U.S. Treasury Bill discount rate from the most recent regularly scheduled auction held before the beginning of the calendar month. If the auction program is discontinued, Penn Mutual will substitute an index which in its opinion is comparable and which is approved by the jurisdiction in which this contract is delivered.

The declared effective annual interest rate under the One Year Guaranteed Account will never be less than 4%.



The Penn Mutual Life Insurance Company


/s/ Richard F. Plush
-------------------------------------
Richard F. Plush
Vice President and Chief Actuary

Endorsement No. 1722-01
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